Via Facsimile and U.S. Mail
Mail Stop 6010

May 9, 2007

Mr. Daniel Pess
Chief Financial Officer
ATC Healthcare, Inc.
1983 Marcus Avenue
Lake Success, NY   11042

Re: ATC Healthcare, Inc.
Form 10-K for Fiscal Year Ended February 28, 2006
Filed on May 30, 2006
Form 10-Q for Quarterly Period Ended November 30, 2006
Filed on January 17, 2007
Form 8-K dated January 16, 2007
Filed on January 19, 2007
File No. 001-31271

Dear Mr. Pess:

We have completed our review of your Forms 10-K, 10-Q and 8-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant